Exhibit 21.1

Subsidiaries of the Registrant

The following table lists, as of December 31, 2006, our subsidiaries, all of which are wholly owned, and indicates the jurisdiction of organization of each subsidiary.

Subsidiary Name	Where Incorporated
Sonic Innovations Pty Ltd.	Australia
Hearing Aid Specialists Pty Limited	Australia
ME Management Services Pty Ltd.	Australia
Sonic Innovations Canada Ltd.	Canada
Sonic Innovations A/S	Denmark
Omni Sonic Innovations ApS	Denmark
Sonic Innovations GmbH	Austria
Sonic Innovations GmbH	Switzerland
Wenger Hörgeräte AG	Switzerland
Sonic Innovations Ltd.	England
StarMedical B.V.	Netherlands
Hoorcomfort B.V.	Netherlands
Hoertoestelcentrum Sneek B.V.	Netherlands
Sonic Innovations GmbH	Germany
Tympany, Inc.	Delaware
HEARING Life USA, Inc.	Delaware